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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 10-C


                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM


                 Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder


                   AMERICAN MANAGEMENT SYSTEMS, INCORPORATED
                               4050 Legato Road
                           Fairfax, Virginia  22033
         Issuer's telephone number, including area code (703) 267-5400


                 I.    CHANGE IN NUMBER OF SHARES OUTSTANDING


1.   Title of security:  Common Stock, $.01 par value per share

2.   Number of shares outstanding before the change:  26,620,524

3.   Number of shares outstanding after the change:  39,930,786

4.   Effective date of change:   January 5, 1996

5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Three (3)-for-two (2) Stock Split (by way of a stock dividend)


Give brief description of transaction: On December 1, 1995, the Board of Directors of American Management Systems, Incorporated declared a three (3)-for-two (2) stock split for shareholders of record on December 15, 1995. The stock split became effective as of January 5, 1996.


                 II.   CHANGE IN NAME OF ISSUER



1.   Name prior to change:  Not applicable

2.   Name after change:

3.   Effective date of charter amendment changing name:

4.   Date of shareholder approval of change, if required:



Date:  January 8, 1996               /s/ JAMES E. MARSHALL
                                     ---------------------
                                     James E. Marshall
                                     Vice President and Controller